AMENDMENT TO MANAGEMENT AGREEMENT

      This Amendment, dated as of July 1, 2006, is by and between the James Advantage Funds (the "Trust"), on behalf of the James Market Neutral Fund (the "Fund"), and James Investment Research, Inc. (the "Adviser") (each a "Party" and collectively, the "Parties").

      WHEREAS, the Adviser and the Trust entered into a Management Agreement dated October 1, 1998 (the "Agreement") that provided for a management fee of 1.70% of the Fund's average daily net assets;

      WHEREAS, the Adviser now proposes, effective July 1, 2006, to reduce the rate of the management fee of the Fund for assets above certain levels;

      WHEREAS, on May 24, 2006, the Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust as that term is defined in the Investment Company Act of 1940, agreed to the proposed reduction in the rate of the management fee; and

      WHEREAS, pursuant to Section 8 of the Agreement the Parties now desire to amend the Agreement to reflect the new fee.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Adviser and the Trust agree as follows:

1. The initial paragraph of Section 3 of the Agreement is deleted in its entirety and replaced with the following:

      3.    COMPENSATION OF THE ADVISER

            For all of the services to be rendered and payments to be made as provided in this Agreement, as of the last business day of each month, the Fund will pay you a fee: (a) (i) at the annual rate of 1.70% of the average value of its daily net assets for assets up to and including $500 million, (ii) at the annual rate of 1.65% of the average value of its daily net assets for assets from $500 million up to and including $1 billion, (iii) at the annual rate of 1.60% of the average value of its daily net assets for assets from $1 billion up to and including $2 billion, and (iv) at the annual rate of 1.55% of the average value of its daily net assets for assets over $2 billion; minus (b) the fees and expenses of the non-interested person trustees incurred by the Fund.

2. Except as otherwise specifically set forth in this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

3. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signature pages transmitted by facsimile shall constitute effective execution and delivery of this Amendment.

      IN WITNESS WHEREOF the parties hereto have executed this Amendment effective as of the day and year first above written.


JAMES INVESTMENT RESEARCH, INC.


By:                  /s/ Francis E. James, Jr.
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Name:                Francis E. James, Jr.
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Title:               Chairman
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JAMES ADVANTAGE FUNDS, on behalf of James Market Neutral Fund

By:                  /s/ Barry R. James
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Name:                Barry R. James
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Title:               President
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